Exhibit 1.01

Conflict Minerals Report

This is the Conflict Minerals Report for Vascular Solutions, Inc. (“Vascular Solutions”, “we” or “our”) for the reporting period from January 1, 2015 to December 31, 2015, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.

Company Background

Vascular Solutions is focused on bringing clinically advanced solutions to the market for treating coronary and peripheral vascular disease.  Our product line consists of more than 90 devices and services that are sold to interventional cardiologists, interventional radiologists, electrophysiologists, and vein practices worldwide.  Certain of our products or their components such as guidewires, needles, marker bands, metal fasteners and electronic components may contain one or more of the conflict minerals (as defined in Form SD).

Conflict Minerals Due Diligence

Vascular Solutions has taken a multiphase approach to exercising due diligence on the source and chain of custody of conflict minerals contained in our products.  In 2013, the initial year of conflict minerals reporting, our product engineers reviewed each of our products to determine whether the product or any of its components potentially included a conflict mineral necessary to the functionality or production of the product.  Our product engineers also identified the vendor or vendors of each product or component that potentially included such a conflict mineral.  We then sent a Conflict Minerals Questionnaire (“Questionnaire”) adapted from the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative Conflict Minerals Reporting Template to each of the vendors identified as being a source of a product or component that potentially included a conflict mineral.

The Questionnaire identified the products or components purchased by Vascular Solutions from the vendor and inquired as to whether each contained a conflict mineral necessary to its function or production.  No further information was requested for products or components that did not contain a conflict mineral necessary to their function or production.  Vendors were requested to complete the remainder of the Questionnaire for products or components that contain a conflict mineral necessary to their function or production.  If, based on the response to the Questionnaire, we had no reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country (as defined in Form SD), no further information was requested from the vendor.  If, based on the vendor responses to the Questionnaire, we were informed or had reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country, we made further inquiries to the vendor on its sources and the chain of custody of the conflict minerals.

For new products or components and changes to products or components made after our initial inquiry to vendors in 2013, we have adopted a procedure that requires the person who establishes the part number for the new product or component, or changes the specification for a product or component, to identify whether the new or modified product or component may contain a conflict mineral.  If so, we send the relevant vendor a Questionnaire.  If, based on the vendor’s responses to the Questionnaire, we are informed or have reason to believe that the new or revised product or component contains a conflict mineral and its source was the Democratic Republic of the Congo or an adjoining country, we make further inquiries to the vendor on its sources and the chain of custody of the conflict minerals.

Each year, prior to preparing our Conflict Minerals Report for the year, we send vendors that indicated in their response to our prior Questionnaires that their products contain conflict minerals a copy of their most recently completed Questionnaire and asked them to verify or update the information in the Questionnaire.

Results of Conflict Minerals Due Diligence

Nineteen of the vendors to which we have provided Questionnaires have reported that their products include conflict minerals.  Based on the responses of those vendors to our Questionnaires, we have no reason to believe the products or components that we purchase from such vendors contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country (the “covered countries”), except as disclosed below.

One vendor, from which we purchase one product, a monitor assembly, provided us with a copy of its completed Conflict Minerals Reporting Template (CMRT) in the form developed by the Conflict-Free Sourcing Initiative (CFSI).  The CMRT is not specific to the product that we purchase from the vendor.  The CMRT reported that vendor’s products contain each of the four conflict minerals.  The CMRT reported that the vendor had received conflict minerals information from over 50% of its suppliers of each of the conflict mineral and that its supply chain for each of the conflict mineral, except gold, includes smelters located in the covered countries.  However, in comments to the CMRT, the vendor noted such smelters were “DRC Conflict Free Smelters.”

Based on the volume of our purchases of one product from the vendor, and the generality of the vendor’s disclosure, we believe that there is no more than a remote risk that any conflict minerals contained in the product that we purchase from the vendor benefit armed groups (as defined in Form SD), and, therefore, no mitigation is needed related to such risk.